UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

____________________

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 16, 2018

HECLA MINING COMPANY
(Exact Name of Registrant as Specified in Its Charter)

Delaware	1-8491	77-0664171
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6500 North Mineral Drive, Suite 200

Coeur d'Alene, Idaho 83815-9408

(Address of Principal Executive Offices) (Zip Code)

(208) 769-4100

(Registrant's Telephone Number, Including Area Code)

N/A
(Former name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

X	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
X	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12(b))
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

On March 16, 2018, Hecla Mining Company (the “Company” or “Hecla”) and our wholly owned subsidiary, 1156291 B.C. Unlimited Liability Company, entered into an Arrangement Agreement (the “Agreement”) with Klondex Mines Ltd. (“Klondex”).  Under the terms of the Agreement, Hecla will acquire all of the outstanding shares of Klondex, and Klondex’s shareholders will receive total consideration with a value of US$2.71 per share (based on the market price of Hecla common stock on March 16, 2018), consisting of (A) cash and Hecla common stock, with a value (as of March 16, 2018) of US$2.47 per share, and (B) shares of a new company (“Spinco”) formed to hold Klondex’s Canadian assets, with a value of US$0.24 per share of Spinco.  The Klondex shareholders may elect to receive either (i) US $2.47 in cash (“Cash Alternative”) or (ii) 0.6272 of a Hecla share (“Share Alternative”), or (iii) US$0.8411 in cash and 0.4136 of a share of Hecla common stock (the “Combined Alternative”), currently valued at US$2.47, subject in the case of the Cash Alternative and the Share Alternative to proration based on a maximum total cash consideration of US$157,410,417 million and a maximum total number of Hecla shares issued of 77,411,859.  Klondex Shareholders who fail to properly elect either the Cash Alternative or the Share Alternative will be deemed to have elected the Combined Alternative. If all shareholders elected either the Cash Alternative or the Share Alternative, as a result of proration each shareholder would be entitled to receive US$0.8411 in cash and 0.4136 of a Hecla share.  Klondex shareholders will also receive 0.125 of a share of Spinco for each Klondex common share (after giving effect to an 8:1 share consolidation in Spinco).  As a result of the transactions contemplated by the Agreement, each holder of a Klondex warrant will receive upon the exercise of such warrant such securities and other property, if any, which the holder is entitled to receive under the terms of their Klondex warrant. The Agreement is attached hereto as Exhibit 2.1, and is incorporated herein by reference.

The Agreement has been incorporated by reference herein to provide you with information regarding its terms. It is not intended to provide any other factual information about us. Such information can be found elsewhere in other public filings we have made with the Securities and Exchange Commission, which are available without charge at www.sec.gov.

The Agreement contains representations and warranties the Company and Klondex made. The assertions embodied in those representations and warranties are qualified by information in a confidential disclosure letter that Klondex has exchanged in connection with signing the Agreement. While the Company does not believe that it contains information securities laws require us to publicly disclose other than information that has already been so disclosed, the disclosure letter does contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified in important part by the disclosure letter. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Agreement, which subsequent information may or may not be fully reflected in public disclosures.

The information disclosed under Item 8.01 is incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities

The description of the consideration to be received by Klondex shareholders set forth in Item 1.01 above is incorporated herein by reference. The shares of common stock of Hecla and Spinco to be issued under the Agreement will be issued pursuant to an exemption from registration under Section 3(a)(10) of the Securities Act of 1933. The Company anticipates that the exemption will be available because the Agreement provides that the transactions contemplated by the Agreement will be implemented by way of a court-approved plan of arrangement. Exhibit 2.1 attached hereto is incorporated herein by reference.

Item 8.01 Other Events

On March 19, 2018, the Company issued a news release with respect to the Agreement entered into with Klondex. A copy of the news release is attached hereto as Exhibit 99.1, and is incorporated herein by reference. As announced in the release, the Company and Klondex will hold a conference call to discuss the transaction at 5:30 a.m. (PT) on March 19, 2018. A slide presentation that will be made in connection with the conference call is attached hereto as Exhibit 99.2 to this Form 8-K, and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(c)	Exhibits

2.1	Arrangement Agreement dated as of March 16, 2018, by and among Hecla Mining Company, its wholly owned subsidiary, 1156291 B.C. Unlimited Liability Company, and Klondex Mines Ltd.* **

99.1	News Release dated March 19, 2018. **

99.2	Slide presentation used in conference call on March 19, 2018. **

____________________

*     The Disclosure Letter referenced in the Arrangement Agreement is omitted, but Hecla agrees to furnish supplementally a copy of the Disclosure Letter to the Securities and Exchange Commission upon request.

**     Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HECLA MINING COMPANY

By:	/s/ David C. Sienko
David C. Sienko
Vice President and General Counsel

Dated: March 19, 2018

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